

December 19, 2023

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

> **Re: SeqLL, Inc.**
> **Registration Statement on Form S-1**
> **Response Letter Dated December 18, 2023**
> **File No. 333-272908**

Dear Daniel Jones:

We have reviewed your response dated December 18, 2023 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Response Dated December 18, 2023

Cover Page

1.   We note your response to comment 1. Please file a pre-effective amendment in which you clearly disclose which over-the-counter market your shares are quoted on. Refer to Item 501(b)(4) of Regulation S-K.

Lyneer Investments, LLC and Subsidiaries Financial Statements
Condensed Consolidated Balance Sheets, page F-2

2.   We read your response to comment 3 and note you expect to receive a waiver from the lender of all existing events of default under the debt instruments, but the agreements have not yet been executed. Please file the signed and dated agreements as exhibits in a pre-effective amendment. Refer to Item 601(b)(10) of Regulation S-K. We may have additional comments after our review of the agreements.

<u>Note 3. Summary of Significant Accounting Policies</u>
<u>Liquidity, page F-7</u>

3.   We read your response to comment 4 and note you did not address the short-term nature of the extension. Please revise to disclose your plans to meet debt obligations and cure all violations after February 26, 2024.

        Please contact Tatanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Erin Jaskot at 202-551-3442 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Eric M. Hellige